                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF                  JUNE                       , 20 05
                 --------------------------------------------     --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

         JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)


DATE        JUNE 28, 2005                    BY /s/ Rochiman Sukarno
    ------------------------------              --------------------------------
                                                          (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                            No.TEL.197/PR000/UHI/2005

              RESULT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANDUNG, JUNE 28, 2005 - We hereby inform It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM, (hereafter referred to as "the Company"), that the Annual General Meeting of Shareholders (the "Meeting") of the Company held on June 24, 2005 in Jakarta, approved and decided the following matters:

1. A. Approved the Annual Report of the Company which has been presented by the Board of Directors regarding the condition and the operation of the Company for financial year 2004.

     B. Ratified the Annual Report on Partnership and Community Involvement Program of the Company for financial year 2004 which has been audited by Public Accountant Firm Koesbandijah, Beddy Samsi & Setiasih pursuant to the report No. 011/SK/KA/L/IV/2004 dated April 11, 2005.

2. Approved and ratified the Annual Account of the Company which consist of Balance Sheet and the Profit and Loss Statement of the Company (Consolidated) for financial year 2004 together with the explanation thereof, which has been audited by Public Accountant Firm Siddharta, Siddharta & Widjaja (Member Firm of KPMG International) pursuant to the report No. L.04-3737-05/ID-1 dated April 29, 2005, expressed an "unqualified opinion".

     Furthermore pursuant to the provision of Article 19 paragraph 3 of the Articles of Association of the Company, by the approval of the Annual Report of the Company for financial year 2004 and the ratification of Annual Account of the Company for financial year 2004 and the Annual Report on Partnership and Community Involvement Program of the Company for financial year 2004, then the Meeting also grants complete acquittal and discharge to the members of the Board of Directors and the Board of Commissioners of the Company for the managerial and supervisory actions upon the operations of the Company, including the managerial and supervisory actions upon the Partnership and Community Involvement Program of the Company which have been carried out during the financial year 2004, as long as such actions are not violated the provision of the applicable laws and reflected in the Annual Report and Annual Account of the Company for financial year 2004, and the Annual Report on Partnership and Community Involvement Program of the Company for financial year 2004

3. A. Approved the determination of the net profit of the Company for financial year 2004 in the amount of Rp.6,129,209,682,931,- (Six trillion one hundred twenty nine billion two hundred and nine million six hundred eighty two thousand nine hundred thirty one Rupiah), to be allocated as follows:
           1) Reserve Fund pursuant to the provision of Article 61 Law No. 1/1995 regarding the Limited Liability Company, in the amount of 2% or Rp.122,584,193,659,- (One hundred twenty two billion five hundred eighty four million one hundred ninety three thousand six hundred fifty nine Rupiah);
           2) Cash Dividend in the amount of 50% or Rp.3,064,604,841,466,- (Three trillion sixty four billion six hundred and four million eight hundred forty one thousand four hundred sixty six Rupiah) or Rp.152.014 (One hundred fifty two point zero fourteen Rupiah) per share, each share having nominal value Rp.250,- (Two hundred fifty Rupiah). Provided that part of such dividend has been distributed and paid to all shareholders of the Company as interim dividend based on the resolution of the Board of Directors and the Board of Commissioners' meeting dated December 8, 2004, in the amount of Rp.143,377,914,911,- (One hundred forty three billion three hundred seventy seven million nine hundred fourteen thousand nine hundred eleven Rupiah) or Rp.7.112 (Seven point one hundred twelve Rupiah) per share, therefore the remaining amount which will be distributed as cash dividend shall be in the amount of Rp.2,921,226,926,554,- (Two trillion nine hundred twenty one billion two hundred twenty six million nine hundred twenty six thousand five hundred fifty four Rupiah) or Rp.144.902 (One hundred forty four point nine hundred and two Rupiah) per share.
           3) Partnership Program for financial year 2005, in the amount of 1% or Rp.61,292,096,829,- (Sixty one billion two hundred ninety two million ninety six thousand eight hundred twenty nine Rupiah).
           4) Recorded as Retained Earnings to support the development of the Company in the amount of 47% or Rp.2,880,728,550,978,- (Two trillion eight hundred eighty billion seven hundred twenty eight million five hundred fifty thousand nine hundred seventy eight Rupiah)

     B. Funding for the Community Development Program for financial year 2005, which calculation is based on 0.50% of the net profit of the Company for financial year 2004 or in the amount of Rp.30,646,048,415,- (Thirty billion six hundred forty six million forty eight thousand four hundred fifteen Rupiah) liable by the Company for financial year 2005.

     C. The distribution of the remaining cash dividend for financial year 2004 will be carried out with the following requirement:
         1) those who are eligible to receive cash dividend are shareholders whose names are registered in the Company's Register of Shareholders dated July 20, 2005 up to 16.00 p.m Western Indonesian Time;
         2) dividend payment for public shareholders shall be made in one installment on August 3, 2005, while the procedure for the payment of dividend to Government of the Republic of Indonesia is administered to the Board of Directors of the Company and will be done with due regard to the provision of the prevailing regulations.

     D. To authorize the Board of Directors of the Company to arrange the distribution procedure of the said dividend.

4. A. Approved the authorisation to the Board of Commissioners to appoint the Public Accountant Firm which will audit the Consolidated Annual Account of the Company for financial year 2005 and which will audit appropriation of funding of the Partnership and Community Involvement Program for financial year 2004, with due regard to Good Corporate Governance principal and provided that the elected Public Accountant Firm shall fulfil the following criteria:
         1)  Punctual audit settlement;
         2) particularly for Public Accountant Firm which will audit the Consolidated Annual Account of the Company for financial year 2005 shall be the Indonesian Public Accountant Firm which has an affiliation with an International Public Accountant Firm and due comply to the regulations of the regulating body where the Company's shares being listed.

     B. Approved the authorization to the Board of Commissioners to determine the amount of audit fee and other reasonable requirement relating to the appointment of such Public Accountant Firm.

     C. To authorize the Board of Commissioners to appoint a substitute Public Accountant Firm and determine the provision and requirement of its appointment in the event Public Accountant Firm which has been appointed cannot perform or continue its obligation because of whatsoever reasons

5. A. Approved the amount of compensation for the Board of Director and Board of Commissioners for the 2005 financial year, including and tantiem for the 2004 financial year, as follows:

           1) salary and other remuneration for the members of the Board of Directors and the Board of Commissioners of the Company are determined the same with what have been received by the members of the Board of Directors and the Board of Commissioners in financial year 2004, provided that the salary and other remuneration for Chief Operating Officer (COO) is 95% of the salary and other remuneration received by President Director.

           2) the increase of the amount of tantiem to the members of the Board of Directors and the Board of Commissioners for financial year 2004 will be adjusted with the increase of the bonus received by the employees in financial year 2004, namely 29% of the tantiem which has been received for the net profit of financial year 2003, provided that income tax shall be borne by each members of the Board of Directors and the Board of Commissioners having received such tantiem.

6. Approved the addition and appointment of the members of the Board of Directors and the Board of Commissioners for the term of office 2005-2010:

     A. Award gratitude and appreciation to all members of the Board of Directors of the Company, which shall end their term of office with the closing of this Meeting, for their service and dedication during their term of office as members of the Board of Directors of the Company.

     B. Approve the appointment of the new members of the Board of Directors with the term of office as of the closing of this Meeting up to the closing of the Annual General Meeting in the year 2010, with the following composition:

           1)  Mr. ARWIN RASYID         : President Director
           2)  Mr GARUDA SUGARDO        : Chief Operating Officer
           3)  Mr. RINALDI FIRMANSYAH   : Director of Finance
           4)  Mr. ABDUL HARIS          : Director of Network & Solution
           5)  Mr. ARIEF YAHYA          : Director of Enterprise & Wholesale
           6)  Mr. JOHN WELLY           : Director of Human Resource Development
           7)  Mr. GUNTUR SIREGAR       : Director of Consumer


SCHEDULES AND RULES FOR THE DISTRIBUTION OF DIVIDEND

1.       Schedules for the distribution of Dividend:

--------------------------------------------------------------------------------
    NO.              DESCRIPTION                             DATE
--------------------------------------------------------------------------------
     1.      Cash Dividend for the year 2004           Rp. 144.902,- per-share
--------------------------------------------------------------------------------
     2.      Cum dividend:
             - Regular/Negotiation Market                        July 15, 2005
             - Cash Market                                       July 20, 2005
--------------------------------------------------------------------------------
     3.      Ex Dividend
             - Regular/Negotiation Market                        July 18, 2005
             - Cash Market                                       July 21, 2005
--------------------------------------------------------------------------------
     4.      Recording Date                           July 20, 2005; 16.00 WIB
--------------------------------------------------------------------------------
     5.      Payment Date                                       August 3, 2005
--------------------------------------------------------------------------------

2. For ADS holders, payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on July 20, 2005.

3. For shareholders whose shares are registered at KSEI, cash dividend will be paid through the KSEI.

4. For shareholders whose shares are not registered at KSEI, the Company will send notice of dividend payment (SPPD) to shareholders' address.

     a. Cash Dividend will be paid in cash at Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

     b. Cash Dividend for the amount of Rp.10,000,- or more, if requested can be transferred to the shareholders' bank account. Shareholders should notify the SAB at PT DATINDO ENTRYCOM, WISMA DINERS CLUB ANNEX, JL. JEND. SUDIRMAN KAV.34-35, JAKARTA 10220, by enclosing a copy of the valid original Identity Card. The dividend can only be transferred to the bank account of the same name with the shareholders name in Register List of Shareholders.

5. The Company will apply Income Tax Deduction in accordance with the tax regulations for the payments of dividend.

6. In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for non-Indonesian citizen shareholders will be adjusted with tariff based on Agreement to Avoid Double Taxation (AADT), PPh Article 26, at least by July 20, 2005, shareholders must sent the original letter of Domicile issued by the Government which as AADT with Indonesia, or a copy of letter of Domicile legalized by the authorized Custodian Officer, if those shareholders use Custodian Bank Service. If the above mentioned date elapsed and the SAB has not received letter of Domicile from such shareholders, the dividend to be paid to those shareholders shall be subject to 20% income tax PPh Article 26.







ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID